UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of May 2004

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	FORM 53-901.F MATERIAL CHANGE REPORT

99.2	NEWS RELEASE
99.3	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: May 6th, 2004	By:	/s/ David Newman

(Signature)

David Newman
Director

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Austral Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about May 6, 2004

Item 3. Press Release

May 6, 2004 Wellington, New Zealand

Item 4. Summary of Material Change

Cheal Drilling Progress From Oil and Gas Explorer Austral Pacific

Wellington, New Zealand – May 3, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd advises that the Cheal-A3X well was at a depth along hole of 1820m (5,900 ft) at 0600 NZST, 3rd May.

The well has intersected the Mt Messenger sandstones which are the deeper exploration target of the well.

Oil and gas shows have been encountered in sandstones below 1750m (5,700 ft).

Oil and Gas Explorer Austral Pacific to Flow Test Cheal-A3X

Wellington, New Zealand – May 6, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd advises that electric logging of the Cheal-A3X well has been completed and the results reviewed. The decision has been taken to case the well in preparation for production testing; and casing running operations are now underway.

Item 5. Full Description of Material Change

Cheal Drilling Progress From Oil and Gas Explorer Austral Pacific

Wellington, New Zealand – May 3, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd advises that the Cheal-A3X well was at a depth along hole of 1820m (5,900 ft) at 0600 NZST, 3rd May.

The well has intersected the Mt Messenger sandstones which are the deeper exploration target of the well.

Oil and gas shows have been encountered in sandstones below 1750m (5,700 ft).

These compare favourably with those originally observed, (but never flow-tested), in the Cheal-1 well which is approximately 500m to the south.

The significance of these shows cannot be assessed until electric logs are run in the well, after it reaches its target depth at 1900m (6,200 feet) along hole. It is expected that this depth will be reached in the next 24 hours.

Any decision as to whether or not to case Cheal-A3X and flow-test these sandstones or the previously reported Cheal Sands encountered higher in the well, will await completion of the electric logging programme and the analysis of that information.

Oil and Gas Explorer Austral Pacific to Flow Test Cheal-A3X

Wellington, New Zealand – May 6, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd advises that electric logging of the Cheal-A3X well has been completed and the results reviewed. The decision has been taken to case the well in preparation for production testing; and casing running operations are now underway.

Two separate zones will be flow-tested in the well.

Urenui sandstones over an interval of some 40m (120 feet) below 1400m (4600 feet) along hole, are similar to, but more extensive than, those already tested in the nearby Cheal-1 well which flowed at rates of around 50 barrels per day.

Mt Messenger sandstones over an interval of some 45m (150 feet) below 1760m (5,800 feet) along hole, are similar to less extensive sands in Cheal-1 which also had log indications of oil charge, but weren’t tested.

The Mt Messenger sandstones in Cheal-A3X appear to be of similar quality and extent to typical Mt Messenger producer wells in the Ngatoro and Kaimiro oil fields.

Testing operations are scheduled to commence within two weeks, after onsite pipe-work installation has been completed.

The wellheads of all three wells, Cheal-1, Cheal-2 and Cheal-A3X are on the same site, and a common oil separator system on site serves all three wells.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

May 6, 2004 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Cheal Drilling Progress From Oil and Gas Explorer Austral Pacific

Wellington, New Zealand – May 3, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd advises that the Cheal-A3X well was at a depth along hole of 1820m (5,900 ft) at 0600 NZST, 3rd May.

The well has intersected the Mt Messenger sandstones which are the deeper exploration target of the well.

Oil and gas shows have been encountered in sandstones below 1750m (5,700 ft).

These compare favourably with those originally observed, (but never flow-tested), in the Cheal-1 well which is approximately 500m to the south.

The significance of these shows cannot be assessed until electric logs are run in the well, after it reaches its target depth at 1900m (6,200 feet) along hole. It is expected that this depth will be reached in the next 24 hours.

Any decision as to whether or not to case Cheal-A3X and flow-test these sandstones or the previously reported Cheal Sands encountered higher in the well, will await completion of the electric logging programme and the analysis of that information.

CONTACT: Investor Relations: tel: 1 800 3043631 (USA/Canada)

+644 476 2529 (New Zealand)

Web site: http://www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Oil and Gas Explorer Austral Pacific to Flow Test Cheal-A3X

Wellington, New Zealand – May 6, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd advises that electric logging of the Cheal-A3X well has been completed and the results reviewed. The decision has been taken to case the well in preparation for production testing; and casing running operations are now underway.

Two separate zones will be flow-tested in the well.

Urenui sandstones over an interval of some 40m (120 feet) below 1400m (4600 feet) along hole, are similar to, but more extensive than, those already tested in the nearby Cheal-1 well which flowed at rates of around 50 barrels per day.

Mt Messenger sandstones over an interval of some 45m (150 feet) below 1760m (5,800 feet) along hole, are similar to less extensive sands in Cheal-1 which also had log indications of oil charge, but weren’t tested.

The Mt Messenger sandstones in Cheal-A3X appear to be of similar quality and extent to typical Mt Messenger producer wells in the Ngatoro and Kaimiro oil fields.

Testing operations are scheduled to commence within two weeks, after onsite pipe-work installation has been completed.

The wellheads of all three wells, Cheal-1, Cheal-2 and Cheal-A3X are on the same site, and a common oil separator system on site serves all three wells.

CONTACT: Investor Relations: tel: 1 800 3043631 (USA/Canada)

+644 476 2529 (New Zealand)

Web site: http://www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.